August 6, 2019

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:      Timothy Buchmiller

Re:	Silk Road Medical, Inc. Registration Statement on Form S-1 File No. 333-233044

Acceleration Request
Requested Date:    August 8, 2019
Requested Time:    4:30 P.M. Eastern Time
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Silk Road Medical, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-233044 (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Philip H. Oettinger at (650) 565-3564 or Brian C. Appel at (650) 849-3277.
The Company understands that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the offering of the securities covered by the Registration Statement.

* * * *

Sincerely,

SILK ROAD MEDICAL, INC.

/s/ Lucas W. Buchanan

Lucas W. Buchanan
Chief Financial Officer
Enclosures

cc:	Erica J. Rogers, Silk Road Medical, Inc.
Philip H. Oettinger, Wilson Sonsini Goodrich & Rosati P.C.
Brian C. Appel, Wilson Sonsini Goodrich & Rosati P.C.
B. Shayne Kennedy, Latham & Watkins LLP
Ross McAloon, Latham & Watkins LLP